

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex: Cimfran 610 823 F

82-3336


03050656

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
May 7th 2003

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- May 7th 2003

Sincelery yours.

Finance Department Manager

F. MOREAU

F. Moreau

5/27

Personal copy : Miss Sandra FOLSON

Press release



Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

7 May 2003

At its meeting of May 6, 2003, held under the chairmanship of Mr Yves René Nanot, the Board of Directors of Ciments Français reviewed the Group's consolidated accounts as of March 31st, 2003.
These non-audited accounts were drawn up in accordance with the group's accounting principles.

CONSOLIDATED SALES:

Consolidated net sales for the 1st quarter of 2003 amounted to **617 million euros,** down 1.2% compared with the figure recorded in the 1st quarter of 2002 **but up 1.7% on a like for like basis.**

BREAKDOWN BY GEOGRAPHICAL AREAS

	March 31st			
In M€	**2003**	**2002**	*%*	*% (1)*
France	268	277	*-3.1%*	*-3.2%*
European Union (excluding France)	123	112	*9.1%*	*8.1%*
Other countries	226	236	*-3.9%*	*4.5%*
TOTAL	**617**	**625**	***-1.2%***	***1.7%***

(1) On a like for like basis

BREAKDOWN BY ACTIVITY

	March 31st			
In M€	**2003**	**2002**	*%*	*% (1)*
Cement	391	395	*-1.0%*	*3.3%*
Aggregates / Ready-Mixed Concrete	208	213	*-2.5%*	*-2.1%*
Other	18	17	*9.5%*	*13.6%*
TOTAL	**617**	**625**	***-1.2%***	***1.7%***

(1) On a like for like basis

CONSOLIDATED STATEMENT OF INCOME:

In M€	March 31st 2003	March 31st 2002	%
Net sales	617	625	*-1.2%*
Operating income	62	54	*+13.7%*
Net income (Group share)	-4	4	*NS*

Business declined in the French and American markets. This decline was almost balanced by the good performances in Southern Europe, Morocco and Thailand with Turkey and India continuing to present cause for concern. The favourable development of sale prices and the production cost control allowed for **a further increase in the operating income.**

The net income has decreased and was penalised during the quarter by extraordinary items (-4 M€) and the results of companies accounted for by the equity method, particularly in Egypt which was hampered by a trade war.

OUTLOOK:

The uncertain economic and political environment will continue into 2003 and its development is still difficult to predict.

The group is pursuing its constant cost control and debt reduction policy and will strive to maintain the level of its results.

Visit our web sites :

Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35

APPENDIX 1

CIMENTS FRANÇAIS GROUP
CONSOLIDATED STATEMENT OF INCOME
AS OF MARCH 31st

In millions of euros	2003 1st quarter	2002 1st quarter
Net sales	**616.9**	**624.7**
Gross operating income	**116.0** *18.8%*	**109.4** *17.5%*
Operating income	**61,7** *10.0%*	**54.3** *8.7%*
Net interest expense	-25.3	-23.6
Other income and expense	-2.5	2.5
Income before taxes and minority interests	**33.9** *5.5%*	**33.1** *5.3%*
Income taxes	-15.7	-16.5
Equity in net income of affiliates	-2.7	2.6
Amortization and depreciation of goodwill and other intangibles	-12.3	-12.6
Net income before minority interests	**3.3** *0.5%*	**6.6** *1.1%*
Minority interests	-6.9	-2.1
Consolidated net income (Group share)	**-3.7** *-0.6%*	**4.5** *0.7%*

APPENDIX 2

CIMENTS FRANÇAIS GROUP
SIMPLIFIED BALANCE SHEET AS OF MARCH 31st

In millions of euros	**March 31st 2003**	**December 31st 2002**
Fixed assets	3,947.7	4,069.8
Inventory	317.2	319.5
Cash and cash equivalent	860.1	852.5
TOTAL ASSETS	**5,125.0**	**5,241.8**

	March 31st 2003	**December 31st 2002**
Stockholders' equity and minority interests	1,944.2	2,025.3
Perpetual floating rate notes	324.6	324.6
Other liabilities	513.7	511.8
Financial debt	1,684.3	1,725.6
Other creditors	658.2	654.5
TOTAL LIABILITIES	**5,125.0**	**5,241.8**

TOTAL PAGES : 4